80312.1


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. _____)*


                         GL ENERGY AND EXPLORATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   361783 10 3
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                                 (CUSIP Number)

                                  Robert Landau
                      141 Adelaide Street, West, Suite 1004
                        Toronto, Ontario, Canada M5H 3L5
                         Telephone: (416) 777-0477 x227
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  June 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  361783 10 3                           Page 2 of 6 Pages
---------------------------------                -------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Marni Miller
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |X|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO
--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|


--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  6,602,642 Shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
 EACH                      8      SHARED VOTING POWER
REPORTING
PERSON                            -0-
 WITH
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  6,602,642 Shares
                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,642 Shares
--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                 |X|


--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.3%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  361783 10 3                           Page 3 of 6 Pages
---------------------------------                -------------------------------

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          ZDG Investments Ltd.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |X|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|


--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canadian (Ontario)
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  5,342,362 Shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
 EACH                      8      SHARED VOTING POWER
REPORTING
PERSON                            -0-
 WITH
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  5,342,362 Shares
                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,342,362 Shares
--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                                 |X|


--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.1%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  361783 10 3                           Page 4 of 6 Pages
---------------------------------                -------------------------------

Item 1.           Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of GL Energy and Exploration, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 141 Adelaide Street, West, Suite 1004, Toronto, Ontario, Canada M5H 3L5.

Item 2.           Identity and Background

         This statement is filed on behalf of Marni Miller (the "Reporting Person"). The Reporting Person's business address is 141 Adelaide Street, West, Suite 1004, Toronto, Ontario, Canada M5H 3L5. The Reporting Person is a greater than 5% shareholder of the Issuer. Ms. Miller is the sole shareholder of ZDG Investments, Ltd. ("ZDG"), an investment company. Its business address is the same as Ms. Millers. It is an Ontario company.

         The Reporting Person and ZDG have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         The Reporting Person and ZDG have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.           Source and Amount of Funds or Other Consideration

         The Reporting Person acquired 1,260,280 shares of the Issuer's Common Stock from the Issuer for herself and 5,342,362 shares of the Issuer's Common Stock from the issuer for ZDG Investments Ltd. prior to it being a public company, as the initial capitalization.

Item 4.           Purpose of Transactions

         The Reporting Person and ZDG acquired the securities specified in Item 3 above for investment purposes.

         (a) The Reporting Person and/or ZDG may acquire additional securities from time to time in the market or in private transactions. The Reporting Person and/or ZDG does not have any agreements to acquire any additional Common Stock at this time.

         (b) The Reporting Person and/or ZDG may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Person and/or ZDG have not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

         (c) The Reporting Person and/or ZDG may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  361783 10 3                           Page 5 of 6 Pages
---------------------------------                -------------------------------


         (d) The Reporting Person and/or ZDG may take action to change the directors or change the size of the board and fill any newly created vacancies to effect a change of control of the Issuer. The Reporting Person and/or ZDG has not determined at this time, however, whether he will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

         The Reporting Person and/or ZDG have not determined at this time, however, whether one or the other will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

         Except as discussed above, the Reporting Person and/or ZDG do does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         The Reporting Person is the beneficial owner of an aggregate of 6,602,642 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person beneficially owns 58.3% of the Issuer's outstanding shares of Common Stock. Of the above shares, ZDG is the registered owner of 5,342,362 shares of Common Stock, of which company Ms. Miller is the sole shareholder.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to the Securities of the Issuer

         Not Applicable.

Item 7.           Material to be Filed as Exhibits

         Not Applicable.

                                  SCHEDULE 13D

---------------------------------                -------------------------------

CUSIP No.  361783 10 3                           Page 6 of 6 Pages
---------------------------------                -------------------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 28, 2002
                                                             /s/ Marni Miller
                                                             -------------------
                                                             Marni Miller